Exhibit 99.1

NaaS Technology Inc. Announces Management Change

BEIJING, China, September 30, 2022 – NaaS Technology Inc. (NASDAQ: NAAS) (the “Company” or “NaaS”), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced that Mr. Lei Zhao has resigned from his position as the Company’s chief financial officer for personal reasons, effective immediately.

NaaS also announced the appointment of Mr. Alex Wu as interim chief financial officer and has commenced a formal search for a permanent replacement.

“I would like to thank Mr. Lei Zhao for his contribution to NaaS and wish him the best in his future endeavors,” stated Ms. Yang Wang, chief executive officer of NaaS. “I look forward to working closely with Alex and am confident his experience in corporate finance and the capital markets will be of great assistance to NaaS.”

Mr. Alex Wu served as interim chief financial officer of RISE Education Cayman Ltd, the predecessor of the Company, from September of 2021 to June of 2022. Mr. Wu has extensive experience in corporate finance, technology and management matters and currently serves as executive vice president and a member of the Asian Pacific Portfolio Group of Bain Capital Private Equity. Before joining Bain Capital Private Equity in 2017, Mr. Wu worked at PricewaterhouseCoopers Consulting with a focus on the technology, media and telecommunications (TMT) sectors and digital solutions across cloud, e-commerce and analytics. Prior to that, Mr. Wu worked with airline and telecommunications companies to plan and deliver transformation programs. Mr. Wu received his bachelor’s degree in computer science from Peking University and his MBA degree from the Australian Graduate School of Management at the University of New South Wales.

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of 2021, NaaS had connected 290,000 chargers, with an annual charging capacity of over 1,200 Gigawatt hours, accounting for about 18% of China's public charging market and eliminating 900,000 tons of carbon emissions annually. On June 13, 2022, the American depositary shares of the Company started trading on NASDAQ under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com